UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Final Amendment)*

usell.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

917296105

(CUSIP Number)

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attention: Michael S. Sirkin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sergio Zyman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement constitutes Amendment Number 3 to the Schedule 13D (this “Final Amendment”) relating to the Common Stock, par value $0.0001 (the “Shares”), issued by usell.com, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2013, and amended by Amendment Number 1, filed with the Commission on March 6, 2013, and Amendment Number 2, filed with the Commission on October 28, 2013, thereto (as amended, the “Schedule 13D”) by Sergio Zyman (the “Reporting Person”), to furnish the additional information set forth herein. The principal address of the Issuer is 33 East 33rd Street, Suite 1101, New York, NY 100016. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Final Amendment reflects the Reporting Person’s sales of Shares in a privately negotiated transaction on March 14, 2014. This Final Amendment to the Schedule 13D is an exit filing for the Reporting Person.

Item 4.	Purpose of the Transaction.

 Item 4 of the Schedule 13D is hereby amended by replacing the entirety with the following:

After giving effect to a 15-to-1 reverse-stock-split effected by the Issuer on January 21, 2014, the Reporting Person held 816,665 Shares and 66,666 vested options to purchase Shares.

On March 14, 2014, the Reporting Person and Sergio Zyman & Company, an entity controlled by the Reporting Person, sold in a privately negotiated transaction the remaining 816,665 Shares beneficially owned by the Reporting Person to Michael Brauser, the current chairman of the board of directors of the Issuer, in exchange for an aggregate payment of $1,750,000 to the Reporting Person (the “Transaction”). The Reporting Person also forfeited 66,666 vested options to purchase Shares, in connection with the Transaction.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in any of the actions required to be described in Item 4 of the Schedule 13D and this Final Amendment. The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposal with respect to any such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing the entirety with the following:

(a)  As a result of the Transaction described in Item 4, the Reporting Person does not beneficially own any Shares.

(b)  As a result of the Transaction described in Item 4, the Reporting Person does not beneficially own any Shares.

(c)  Other than the Transaction, the Reporting Person has not acquired or sold any Shares during the past sixty days.

(d)  Not applicable.

(e)  On March 14, 2014, the Reporting Person ceased to beneficially own in excess of 5% of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

By:	/s/ Sergio Zyman

Sergio Zyman

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).